FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

  Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 10, 2013

TRANSLATION

Autonomous City of Buenos Aires, December 10, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Approvals and Changes in the Board of Directors of YPF, S.A.

Dear Sirs:

    The purpose of this letter is to comply with the current requirements of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that the Board of Directors of YPF S.A., in its meeting on December 9, 2013, accepted the resignation presented by Mr. Raul Eduardo Ortíz as director for Class D stock, for purely personal reasons.  In addition, and in accordance with the order of substitution resolved by the General Ordinary Shareholders’ Meeting of April 30, 2013 and its continuation of May 30, 2013, Mr. Armando Isasmendi Jr., who was designated as an alternate director in said meeting, assumed the position of director as Mr. Ortíz’s replacement.

Additionally, in the same meeting of the Board of Directors, the Board approved the issuance and placement of Notes in an amount of up to ARS$800,000,000 (eight hundred million pesos) or its equivalent in other currencies, in one or more classes and/or series under the Global Medium Term Notes Program for US$5,000 million, which was approved by the General Ordinary Shareholders’ Meeting of April 30, 2013.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 10, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer